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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

PERFICIENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71375U 101

(CUSIP Number)

Morton H. Meyerson

3401 Armstrong Ave.

Dallas, Texas 75205

214-443-1945

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71375U 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morton H. Meyerson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,958,013 8. Shared Voting Power 9. Sole Dispositive Power 2,958,013 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,013

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 23.74%

14.	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer

The securities to which this statement relates are shares of the common stock, par value $.001 per share (the “Common Stock”), of Perficient, Inc., a Delaware corporation (the “Corporation”). The principal executive offices of the Corporation are located at 1120 S. Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746.

Item 2. Identity and Background

Morton H. Meyerson

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of shares is Mr. Meyerson’s personal financial resources.

Item 4. Purpose of Transaction.

On May 23, 2003, 15,406 shares of Common Stock in Perficient, Inc. out of the escrow account of 144,996 shares were forfeited and returned to the Company. The remainder of the shares, 129,590, were released from escrow to Mr. Meyerson.

On February 3, 2004, Mr. Meyerson exercised one-half, or 277,750 shares, of the Common Stock Warrant in Perficient, Inc.

On February 4, 2004, Mr. Meyerson donated 200,000 shares of Perficient, Inc., Common Stock to the Morton Meyerson Family Foundation. The Foundation subsequently began selling the shares on February 5, 2004.

Item 5. Interest in Securities of the Issuer

As of February 10, 2004, Mr. Meyerson beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, 2,958,013 shares of Common Stock of the Corporation, constituting 23.74% of the issued and outstanding shares of Common Stock. Such shares include 1,611,000 shares of Common Stock of the Corporation held by 2M Technology Ventures, L.P. 2M Technology Ventures, L.P. is controlled by Mr. Meyerson and Mr. Meyerson holds sole voting power and sole dispositive power with respect to such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7. Materials to be Filed as Exhibits

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004	/s/ Morton H. Meyerson

Morton H. Meyerson

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